EXHIBIT 11

Computation of Net Income (Loss) Per Share
(In thousands, except per share amounts)
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
                                        Quarter Ended   Three Quarters Ended
                                      11/2/96 10/28/95   11/2/96  10/28/95
Weighted average of shares outstanding
during period......................... 10,865  11,177     10,863   11,125

Weighted average common equivalent
shares attributable to stock options
granted, computed using the treasury
stock method on a fully diluted
basis.................................    476       0        345        0

Weighted average common and common
equivalent shares..................... 11,341  11,177     11,208   11,125

Net income (loss) applicable to
common stock..........................    530  (2,643)     2,717  (12,417)

Net income (loss) per common
and common equivalent share...........  $0.05  $(0.24)     $0.24   $(1.12)
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